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                                                                  EXHIBIT (c)(3)
                                                                        to 14D-1


                                                              September 26, 1999

STRICTLY PERSONAL AND CONFIDENTIAL

Mr. Juan Guillen
50 Lakeway Drive
Rockcliffe Park, Ontario
K1L 5B1

Dear  Mr. Guillen:

                      RE:    ADDENDUM TO CHANGE OF CONTROL
                             LETTER AGREEMENT
                             -----------------------------

            We are writing to confirm the terms and conditions of your employment in the event NetManage, Inc. acquires Simware Inc. You agree to accept a position that is equivalent in status and compensation, including bonus and stock options, to those of similar senior officers in NetManage, Inc. divisions. Your base pay will be no less than your current base pay. NetManage, Inc. divisional officers earn bonuses based on between 25 and 50% of base salary.

            As you know, you entered into an agreement with Simware Inc. dated March 25, 1998 (the "Agreement") that governs your entitlement and obligations in the event of a change in control which results in a change affecting your employment. "Change of Control" is defined in the Agreement as follows:

"CHANGE IN CONTROL" shall be deemed to have occurred on the first to happen of the following:

(a) the completion of any offer, arrangement or transaction resulting, directly or indirectly, in not less than fifty per cent (50%) of the outstanding securities of Simware being acquired by a third party purchaser;

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                                      -2-
Mr. Juan Guillen                                             September 26, 1999


(b) Simware sells or otherwise disposes of all or substantially all of its assets, in which case the date of Change in Control shall be deemed to be the date of closing of the first of a series of such transactions;

(c) the shareholders of Simware approve an amalgamation of Simware with any other corporation or corporations (other than a short form amalgamation), in which case the date of Change in Control shall be deemed to be the date of which such amalgamation is effective;

(d) the Board of Directors of Simware adopts a resolution to the effect that, for the purposes of this Agreement, a Change in Control has occurred, in which case the date of Change in Control shall be deemed to be the date of such resolution; or

(e) any other transaction which results in a third party acquiring control of the shares or assets of Simware or board of directors.

            "Change Affecting Your Employment" is defined in the Agreement as follows:

"CHANGE AFFECTING YOUR EMPLOYMENT" means any of the following circumstances which are not accepted by you during the 60-day period immediately following the date on which you become aware of such circumstance:

(a) any change to your employment conditions which would significantly reduce the nature of status of your responsibilities;

(b) the imposition by Simware of a requirement that you perform all or substantially all of your duties of employment at a location which is 30 or more kilometres from the location at which you work as of the date of this Agreement;

(c) a reduction by Simware in your annual compensation as of the date of the Change in Control;

(d) the failure by Simware to continue in effect for your benefit any perquisites or participation in any employee benefit plan to which other employees of Simware are entitled, to the same extent to which other employees enjoy such benefits; or

(e) any other change which would constitute "constructive dismissal" under applicable law.

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Mr. Juan Guillen                                             September 26, 1999


            It is agreed that the acquisition of Simware Inc. by NetManage, Inc. constitutes a "change of control" and may constitute a "change affecting your employment" as defined by the Agreement. You may therefore be entitled to payments under the Agreement. You have agreed, however, to waive your entitlements under the Agreement in consideration of the total payment of $312,400.00 Cdn, payable in 18 equal monthly instalments of $17,357.77 which represents an amount equal to 18 months base salary and 12 months incentive target (calculated at the rate of your incentive target for the current year). The first payment will be made thirty (30) days after NetManage, Inc. becomes the majority shareholder of Simware Inc.

            If, during the 18 month payment period, you voluntarily terminate your employment, or are terminated for cause, you will forfeit your entitlement to any outstanding balance. In the event you are terminated without cause during the 18 month payment period or there is a subsequent `change affecting your employment', the payments will be accelerated such that the outstanding balance will immediately become due and payable. You will not be entitled to any payments in respect of notice and severance except as agreed between Zvi Alon and yourself within the next 30 days.

            The written provisions of this letter and the Employee Agreement as to Confidential Information and Property Rights (appended) shall constitute the full extent of the employment contract between Simware Inc., NetManage, Inc., and you, regardless of any oral or written agreements or understandings which may presently or hereafter exist. No waiver or modification of any provision of this letter shall be valid unless in writing and duly executed by both Simware Inc. or NetManage, Inc. and you.

            This agreement may be executed in two or more counterparts and signed by facsimile, each of which will be deemed to be an original but all of which together shall constitute one of the same instrument.

            You release all claims arising out of the acquisition of Simware Inc. by NetManage, Inc. and out of your employment with Simware Inc. prior to the effective date of this agreement, save and except any claims to accrued salary, bonus, vacation and expenses.

            Please sign below to acknowledge your agreement with these terms and fax a signed copy to (613) 230-5459, attention L.A. Johnson. Please courier your original signed letter to the offices of Ogilvy Renault, attention L.A. Johnson, Suite 1600, 45 O'Connor Street, Ottawa, K1P 1A4.

            We look forward to working with you.

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                                      -4-

Mr. Juan Guillen                                             September 26, 1999


                                                Yours very truly,

                                                "Gary Anderson"

                                                Gary Anderson
                                                Senior Vice President and C.F.O.

The foregoing terms are acceptable.

Dated this 26th day of September, 1999.

SIGNED, SEALED AND DELIVERED                       )
     IN THE PRESENCE OF                            )

                                                   )
                                                   )
                                                   )
                                                   )
  "M. R. PECKHAM"                                              "JUAN GUILLEN"
--------------------------                           ---------------------------
WITNESS                                                          JUAN GUILLEN